EXHIBIT 12

HSBC USA INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Three Months Ended March 31,
	2011	2010

	(dollars are in millions)

Ratios excluding interest on deposits:
Income from continuing operations	$480	$544
Income tax expense	82	314
Less: Undistributed equity earnings	-	2
Fixed charges:
Interest on:
Borrowed funds	13	21
Long-term debt	163	140
One third of rents, net of income from subleases	8	7

Total fixed charges, excluding interest on deposits	184	168

Income from continuing operations before taxes and fixed charges, net of undistributed equity earnings	$746	$1,024

Ratio of earnings from continuing operations to fixed charges	4.05	6.10

Total preferred stock dividend factor(1)	$21	$29

Fixed charges, including the preferred stock dividend factor	$205	$197

Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	3.64	5.20

Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$184	$168
Add: Interest on deposits	116	163

Total fixed charges, including interest on deposits	$300	$331

Earnings from continuing operations before taxes and fixed charges, net of undistributed equity earnings	$746	$1,024
Add: Interest on deposits	116	163

Total	$862	$1,187

Ratio of earnings from continuing operations to fixed charges	2.87	3.59

Fixed charges, including the preferred stock dividend factor.........................	$205	$197
Add: Interest on deposits	116	163

Fixed charges, including the preferred stock dividend factor and interest on deposits	$321	$360

Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	2.69	3.30

(1)	Preferred stock dividends grossed up to their pretax equivalents.